[Letterhead of Speedway Motorsports, Inc.]

VIA EDGAR

April 3, 2013

Mr. Justin Dobby

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Speedway Motorsports, Inc. Registration Statement on Form S-4 Filed March 8, 2013 File No. 333-187151

Dear Mr. Dobby:

Speedway Motorsports, Inc. (“SMI”, the “Company” or “we”) hereby submits this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) with regard to our Registration Statement on Form S-4 (File No. 333-187151) filed with the Commission on March 8, 2013 (the “Registration Statement”) delivered by your letter dated March 20, 2013 (the “Comment Letter”).

The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of the Registration Statement.

Incorporation by Reference, page i

1. We note that you are incorporating by reference a Definitive Proxy Statement on Schedule 14A that has yet to be filed. Please confirm that you intend to file your Definitive Proxy Statement and fill in filing the date in this section in an amendment prior to requesting acceleration of the effective date of your registration statement.

Response: As anticipated, we filed our Definitive Proxy Statement on Schedule 14A with the Commission on March 22, 2013 and have filled in that date on page i, as requested.

Signatures, page II-4

2. Please revise the second half of the signature page on page II-10 to include the signature of the principal financial officer and either the controller or principal accounting officer of Nevada Speedway, LLC.

Response: We have revised the signature page on page II-10 as requested.

Exhibit 5.2

3. Please explain why counsel states in the first full paragraph on page 2 of the opinion that it is not expressing an opinion on the applicability of, compliance with or effect of the Nevada One Action rule set forth in NRS 40.430.

Response: Nevada’s One-Action Rule, set forth in NRS 40.430, provides that “there may be but one action for the recovery of any debt, or for the enforcement of any right secured by a mortgage or other lien upon real estate.” In other words, a lender generally must complete the foreclosure process, or “exhaust the security before recovering from the debtor personally,” before pursuing the borrower for the payment of the debt. Bonicamp v. Vazquez, 120 Nev. 377, 91 P.3d 584, 586 (2004). Failure to strictly comply with this nuanced procedural rule may provide a debtor (or guarantor) certain affirmative defenses that may limit the obligee’s ability to foreclose on the debtor (or guarantor’s) real property. We have been informed that it is common practice in Nevada to carve out the applicability of, compliance with or effect of Nevada’s One Action Rule in legal opinions required pursuant to Item 601(b)(5) of Regulation S-K.

4. Please revise the first sentence of the second full paragraph on page 2 of the opinion as it is inappropriate to assume material facts underlying the opinion or any readily ascertainable facts.

Response: Counsel has revised its opinion as requested.

5. Please have counsel revise the first full paragraph on page 3 of the opinion to remove following phrase: “The opinions set forth in paragraph (c) are based upon a review of only those laws and regulations (not otherwise excluded in this letter) that, in our experience, are generally recognized as applicable to transactions of the type contemplated in the Indenture and the Guarantee.” The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable Nevada laws.

Response: Counsel has revised its opinion as requested.

Exhibit 5.4

6. Please remove the language in the first full paragraph on page 2 of the opinion stating that counsel has “assumed compliance by TMS with the terms of the Opinion Documents” as this appears to be an inappropriate assumption of material facts.

Response: Counsel has revised its opinion as requested.

7. Please revise the first part of assumption (e) on page 2 of the opinion which states that “all persons executing Opinion Documents have full power (corporate or otherwise), authority, capacity and legal right to execute, enter into, deliver and perform the obligations of such person(s) under the Opinion Documents to which they are a party” to carve out persons acting on behalf of TMS.

Response: Counsel has revised its opinion as requested.

8. Please remove assumption (f) on page 2 of the opinion as it is an inappropriate assumption of a legal conclusion underlying the opinion being given.

Response: Counsel has revised its opinion as requested.

*    *    *    *    *

We have enclosed for your convenience a copy of Amendment No. 1 to the Registration Statement, which was filed with the Commission as of the date of this letter, marked to show changes from the Registration Statement on Form S-4 filed on March 8, 2013.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704-335-9020) or me (704-532-3318) if you have any questions or comments regarding the foregoing.

Sincerely yours,

SPEEDWAY MOTORSPORTS, INC.

/s/ William R. Brooks

William R. Brooks

Vice Chairman, Chief Financial Officer and Treasurer

cc:	Ada D. Sarmento, Securities and Exchange Commission

J. Cary Tharrington IV, General Counsel, Speedway Motorsports, Inc.

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP

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